Filed Pursuant to Rule 424(b)(3)
File Number 333-123906

PROSPECTUS SUPPLEMENT NO. 11

Prospectus Supplement No. 11 dated November 3, 2005
to Prospectus declared effective on April 21, 2005,
as supplemented by
Prospectus Supplement No. 1
dated May 11, 2005
Prospectus Supplement No. 2
dated May 12, 2005
Prospectus Supplement No. 3
dated May 17, 2005
Prospectus Supplement No. 4
dated July 19, 2005
Prospectus Supplement No. 5
dated July 28, 2005
Prospectus Supplement No. 6
dated July 28, 2005
Prospectus Supplement No. 7
dated August 25, 2005
Prospectus Supplement No. 8
dated September 12, 2005
Prospectus Supplement No. 9
dated September 20, 2005
Prospectus Supplement No. 10
Dated October 6, 2005
(Registration No. 333-123906)

ANSWERS CORPORATION

This Prospectus Supplement No. 11 supplements our Prospectus dated April 21, 2005, as supplemented by Prospectus Supplement No. 1 dated May 11, 2005, Prospectus Supplement No. 2 dated May 12, 2005, Prospectus Supplement No. 3 dated May 17, 2005, Prospectus Supplement No. 4 dated July 19, 2005, Prospectus Supplement No. 5 dated July 28, 2005, Prospectus Supplement No. 6 dated July 28, 2005, Prospectus Supplement No. 7 dated August 25, 2005, Prospectus Supplement No. 8 dated September 12, 2005, Prospectus Supplement No. 9 dated September 20, 2005 and Prospectus Supplement No. 10 dated October 6, 2005. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering, other than the exercise price, if any, to be received upon exercise of the warrants and options referred to in the Prospectus. You should read this Prospectus Supplement No. 11 together with the Prospectus and Prospectus Supplements Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 thereto.

This Prospectus Supplement No. 11 includes the following documents, as filed by us with the Securities and Exchange Commission:

The attached Current Report on Form 8-K of Answers Corporation dated November 3, 2005.

Our common stock is listed on the Nasdaq National Market under the symbol “ANSW.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 11 is November 3, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (date of earliest event reported): November 3, 2005

Answers Corporation
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

1-32255	98-0202855
(Commission File Number)	(IRS Employer Identification No.)

Jerusalem Technology Park
The Tower
Jerusalem, Israel 91481
(Address of Principal Executive Offices)

+972-2-649-5000
(Registrant’s Telephone Number, Including Area Code)

GuruNet Corporation
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

The following information, including Exhibit 99.1 attached hereto, is being furnished pursuant to this Item 2.02 and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

On November 3, 2005, Answers Corporation issued a press release discussing its financial results for its third quarter of 2005. A copy of the press release is furnished as Exhibit 99.1 to this current report on Form 8-K and incorporated herein by reference. A copy of the script from the conference call announcing the results is attached as Exhibit 99.2 to this current report on Form 8-K and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Description
99.1	Press release of Answers Corporation dated November 3, 2005.
99.2	Script of conference call held on November 3, 2005, reporting financial results of Answers Corporation for the quarter ended September 30, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ANSWERS CORPORATION

Dated: November 3, 2005	By:	/s/ Steven Steinberg
Steven Steinberg
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Answers Corporation dated November 3, 2005.
99.2	Script of conference call held on November 3, 2005, reporting financial results of Answers Corporation for the quarter ended September 30, 2005

Answers Corporation Announces Third Quarter 2005 Financial Results

40% Sequential Ad Revenue Growth, Loss Reduced from $0.23 to $0.15 Per Share

New York, NY, November 3, 2005 - Answers Corporation (NASDAQ: ANSW), formerly known as GuruNet Corporation, creators of Answers.com™, the answer-based search engine, today announced continued growth in its traffic, revenues and monetization for the third quarter ended September 30, 2005.

Revenues for the third quarter of 2005 rose to $563,576, compared to $424,552 in the second quarter of 2005, or 33% sequential growth, and compared with $53,163, for the corresponding quarter a year earlier. The net loss in the third quarter of 2005 was $1,090,355, compared to a net loss of $1,601,986, for the second quarter of 2005, and compared to a net loss in the corresponding period of 2004 of $2,168,527. The net loss, prior to non-cash charges for stock-based compensation and costs, in the third quarter of 2005, fell to $985,182, compared to $1,057,758 during the second quarter of 2005, and compared to $2,164,794 in the third quarter of 2004. Basic and diluted net loss per common share was $0.15 per share, compared to $0.23 per share in the second quarter of 2005, and compared to $1.26 per share in the corresponding period of 2004.

Cash and investment securities at quarter end were approximately $18.9 million, and shareholder equity was approximately $18.7 million.

Answers.com advertising revenues, which accounted for most of the Company’s revenues, were $500,000 for the third quarter of 2005, compared to $357,000 in the second quarter of 2005, or 40% sequential growth, with over 40% of these advertising revenues generated in September.

"Answers.com advertising revenue rose in the third quarter of 2005, exceeding internal expectations, aided by a strong upswing in our September traffic and monetization, following the seasonally slow summer months." said Bob Rosenschein, Answers' CEO. "We have seen that Answers.com’s rich reference content from over 100 sources is quite monetizable, with further growth to come. We expect to continue growing traffic through marketing, organic methods, and partnerships, and we plan to continue adding useful new content and enhancing the Answers.com website and product."

Business Outlook - Fourth Quarter 2005

The following business outlook is based on the company’s current information and expectations as of November 3, 2005. Answers undertakes no duty to update its business outlook until the release of its next quarterly and fiscal year 2005 earnings announcement.

Management expects fourth quarter 2005 revenues to climb sequentially by 42% - 55% from the third quarter of 2005 to approximately $800,000 to $875,000. Of this, over 95% will be from Answers.com proprietary traffic and distribution channels. The remainder will be from subscriptions previously sold and other income. Further, the company expects to increase its operating expenses relating to growing its business and internal operations and therefore anticipates the fourth quarter net operating loss to approximate or be moderately higher than the third quarter.

A conference call to review the third quarter 2005 financial results will follow this release today at 4:30 PM EST. The company’s management will host the call, and discuss its quarterly results and outlook. The call will be followed by a question and answer session. Investors are invited to listen to the conference call and the replay over the Internet through Answers' Website, within its Investor Relations page at http://ir.answers.com. To listen to the live call via webcast, please go to our Website at least 10 minutes early to connect and register. To dial in to listen and/or submit a question, please dial 888-889-2497 and request the Answers call. For those unable to listen to the live broadcast, a replay will be available on the site shortly after the call, and will remain available on the site for at least one week following the call.

About Answers

Answers Corporation (NASDAQ: ANSW) operates a leading answer-based search engine, www.answers.com. Founded in 1999 by Bob Rosenschein, Answers provides patented technology and software tools to access concise information on demand. For additional information, visit www.answers.com. ANSWERS.COM is a trademark of Answers Corporation. All other marks belong to their respective owners.

Cautionary Statement

Some of the statements included in this press release are forward-looking statements that involve a number of risks and uncertainties, including, but not limited to, statements regarding future market opportunity and future financial performance. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Important factors may cause our actual results to differ materially, including, but not limited to, our ability to increase the number of persons who use our products, our ability to increase the number of partners who will generate increased traffic to our sites, our ability to improve the monetization of our products, a decision by Google, Inc. to discontinue directing user traffic to www.answers.com through its definition link and other risk factors identified from time to time in our SEC filings, including, but not limited to, our registration statement on Form SB-2 filed in April 2005. Any forward-looking statements set forth in this news release speak only as of the date of this news release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at www.answers.com. The information in Answers' website is not incorporated by reference into this press release and is included as an inactive textual reference only.

 (Tables to follow)

Investor Contact:

Bruce D Smith, CFA, VP Investor Relations and Strategic Development
 bruce@answers.com, +1-646-502-4780
Press Contact:

Jay Bailey, Director of Marketing
 j@answers.com, +1-888-248-9613

Selected Consolidated Financial Data (Unaudited)

Statements of Operations:

Three months ended September 30					Nine months ended September 30
2005		2004			2005		2004
		$	$				$	$
(Unaudited	)		(Unaudited	)	(Unaudited	)		(Unaudited	)

Revenue	563,576	53,163	1,163,761	117,038

Costs and expenses (1):
Cost of revenue	251,254	157,854	711,051	433,612
Research and development	335,650	271,489	1,063,972	789,962
Sales and marketing	512,707	159,564	1,325,137	700,049
General and administrative	691,311	221,805	2,602,048	636,335

Total costs and expenses	1,790,922	810,712	5,702,208	2,559,958

Operating loss	(1,227,346)	(757,549)	(4,538,447)	(2,442,920)

Interest income (expense), net	156,536	(1,397,322)	387,130	(3,247,774)
Other expense, net	(14,641)	(6,646)	(35,369)	(10,671)

Loss before income taxes	(1,085,451)	(2,161,517)	(4,186,686)	(5,701,365)

Income tax expenses	(4,904)	(7,010)	(10,579)	(34,023)

Net loss	(1,090,355)	(2,168,527)	(4,197,265)	(5,735,388)

Basic and diluted net loss per common share	(0.15)	(1.26)	(0.63)	(3.64)

Weighted average shares used in computing basic and diluted net loss per common share	7,069,553	1,727,373	6,703,989	1,574,923

(1) Includes stock based compensation and costs as follows:

Research and development	944	944	31,207	2,832
Sales and marketing	354	354	214,310	10,991
General and administrative	103,875	2,435	789,449	23,877

	105,173	3,733	1,034,966	37,700

Balance Sheets:

The following table summarizes our balance sheet data:

	September 30, 2005	December 31, 2004
	(Unaudited)	(Audited)
Cash and investment securities	$18,885,071	$7,415,415
Working capital	$18,204,075	$6,688,721
Total assets	$21,055,014	$8,907,183
Long-term liabilities	$1,094,963	$1,078,548
Total stockholders’ equity	$18,709,095	$6,824,122

###

- Answers Corporation 3rd 2005 Conference Call -

Answers Corporation
3rd Quarter 2005 Conference Call
4:30PM EST, November 3, 2005

Bruce Smith

Good afternoon, and welcome to the Answers Corporation 3rd quarter conference call. My name is Bruce Smith, VP of Investor Relations and Strategic Development. I’ll be moderating today’s call, which is also being broadcast over the web and can be accessed from our Investor Center page at ir.answers.com. A replay of this presentation will be available at the site for the next week.

Thank you for your interest in Answers Corporation. With us today are Chairman and CEO Bob Rosenschein and CFO Steve Steinberg. At the conclusion of their remarks, we’ll open it up for questions.

We would like to remind you that during the course of this conference call, members of management will make forward-looking statements, including predictions and estimates that involve a number of risks and uncertainties, including, but not limited to, statements regarding future market opportunity and future financial performance. For those statements, the company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Important factors may cause the company’s actual results to differ materially, including, but not limited to, the company’s ability to increase the number of users, its ability to increase the number of partners who will generate increased traffic to its sites, its ability to improve the monetization of its products, a decision by Google to stop directing user traffic to Answers.com through its definition link, and any other risk factors identified from time to time in the company’s SEC filings, including, but not limited to, the registration statement on Form SB-2 filed in April 2005.

- Answers Corporation 3rd 2005 Conference Call -

Forward-looking statements discussed during this conference call speak only as of the date of this conference call. The company does not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof.

And now, I’d like to turn the call over to Bob Rosenschein. Bob…

Bob Rosenschein

Thank you for joining us this afternoon. We’re going to focus on three primary questions:

1.	How do we view the critical components of our business model, namely traffic and monetization?

2.	How will we grow Answers.com traffic?

3.	How will we increase page monetization?

We’ll also give you a quick update on recent deals and upcoming developments. And we’re sharing our first forward guidance, based on our internal expectations and Q4 visibility.

I‘d like to turn the call over to Steve Steinberg to give a brief overview of our last quarter.

- Answers Corporation 3rd 2005 Conference Call -

Steve Steinberg

Thank you, Bob. I will be reviewing our financial performance in Q-3 2005. For a more detailed review, please see our quarterly report on form 10-QSB, to be filed early next week.

In January 2005 we launched Answers.com, whose primary revenue model is advertising-based. The key business metrics that drive our revenues are the volume of traffic and how well we monetize that traffic. We also earn revenues by offering our Answers services to third parties through co-branded sites. We will be discussing our 2005 results and particularly Q3 2005 compared to Q2 2005 as results from our prior year are not directly comparable due to our business model change from subscription sales to a free-to-consumer service, Answers.com.

First…the highlights…

Q3 revenues were $564,000, compared to $425,000 in Q2, representing 33% sequential growth. The net loss in Q3 fell to $1,090,000, compared to the Q2 net loss of $1,602,000. The net loss, prior to non-cash charges for stock-based compensation and costs, in Q3, fell to $985,000, compared to $1,058,000 in Q2.

Cash and investment securities at quarter end were approximately $18.9 million, and shareholder equity was approximately $18.7 million. We have no significant debt.

- Answers Corporation 3rd 2005 Conference Call -

Now, let’s dig into the revenues…

Our Q3 revenues grew to $564,000. Answers.com advertising revenues totaled $500,000, 89% of our aggregate Q3 revenues, representing a 40% increase over Q2 ad revenue, despite the seasonally slow summer months. This exceeded our expectations as discussed on last quarter’s call. The remainder of our revenue was from partners with whom we market co-branded products, of $33,000, and from old subscriptions and other revenue of $31,000. We expect subscription revenues from the fixed-term subscriptions (generally one-year subscriptions) we sold through December 2004 to be immaterial in 2006—under $30,000—since most of those subscriptions end in December 2005.

Answers.com advertising revenue is a function of growing query traffic and monetizing such traffic. We consider revenue per one thousand queries, or RPMs as our primary measurement of monetization. We need to continue increasing RPMs but ensure that we do not alienate our current and potential users and partners by saturating our pages with intrusive or offensive ads.

We have made significant progress in both traffic and monetization since our launch in January, but we believe we have a lot of opportunity in these areas.

Our approximate average daily queries by month since July, were as follows: 1.6 million in July; 1.7 million in August, and 2 million in September. Our advertising revenues from such traffic, during the same periods, were $125,000, $166,000 and $209,000, respectively.

Our RPMs since March rose from approximately $1.87 in March, to $2.64 in June, and to $3.44 in September.

- Answers Corporation 3rd 2005 Conference Call -

Let’s move to Operating Costs and Expenses. Operating costs and expenses in Q3 were $1,791,000, compared to $2,159,000 in Q2. The net decrease in operating expenses stems from several factors, including:

•
Compensation-related expenses increased by approximately $110,000, due to personnel expansion. We had a net increase of nine employees during Q3 - three in marketing and bus dev; three in R&D; two in production operations and customer support, to support our increased traffic, and one in administration. Since most of the new employees started working in the second half of the quarter, the full quarterly impact of these hires of approximately $240,000 will be felt in Q-4. This brings our headcount to 45: 38 in Israel and 7 in New York. We plan to add two new employees in Q4.

•
Secondly, non-cash, stock-based compensation and costs decreased by approximately $440,000 to $105,000. We expect our non-cash charge for stock based compensation to be approximately $30,000 in Q4. We will also be adopting FASB 123R for expensing employee stock options in 2006. We are evaluating the requirements under FASB 123R and the impact its adoption will have on our P&L.

•	Third, we increased our advertising and PR spend by about $120,000. We believe that we are starting to see the fruits of that investment in our traffic.

- Answers Corporation 3rd 2005 Conference Call -

•
Last, we reduced some of the line items in our expenses, as compared to the previous quarter. For example, our legal costs declined approximately $125,000 and we spent less on financial printers, filing and registration fees. These reductions are, in part, due to the fact that in Q-2 we incurred significant costs relating to the preparation and filing of our registration statement on Form SB-2, a proxy statement and other filings.

One final note on the P&L…. we are asked frequently about our content licensing costs. Currently all our licenses are fixed-price either on a monthly, quarterly or annual basis. We have several contracts that run multiple years. Our content licensing costs were 9% of our revenues in Q3, and we expect this percentage to hold steady or decline as we grow our revenues. However, we are exploring promoting premium content, which is a variable that may be priced differently than our fixed-price content.

Now, let’s review our cash and balance sheet…

As of September 30th, cash and investment securities were $18.9 million. Overall, our cash and investment securities dropped by just about a half million dollars in the third quarter.

We used $1,343,000 in operations, a number which is about $358,000 higher than the Q3 net loss excluding stock based compensation. The primary reason for the $358,000 is that at the end of Q2, due to Israeli regulatory and administrative reasons, we held approximately $375,000 of cash that our subsidiary’s Israeli employees earned from the exercise of stock options. In July 2005, we distributed that money and thus reduced our cash balance and payables. This is unique to Israeli companies.

- Answers Corporation 3rd 2005 Conference Call -

On the investment front… we invested close to $250,000 in capital expenditures, mostly relating to the setting up of our New York office, the move of our Israeli R&D offices, equipment for new hires and, finally, new servers—to handle the growth in our traffic.

We received about $1.2 million from financing activities, mostly from the exercise of warrants.

Bottom line—we are well capitalized and have sufficient resources to meet our current planned operating needs and to move the company forward.

Thank you for your time. And now I’d like to turn the call over to Bruce for some further discussion on our traffic and monetization efforts.

Bruce Smith

Thanks, Steve…

I’ll address some misperceptions we’ve heard recently, especially about the informal relationship we enjoy with Google. As you know, Google sends traffic, via their definition link, specifically to Answers.com. This Google definition traffic is responsible for under 20% of our direct traffic. However, if you consider, that once directed to Answers.com, many users generate additional Answers.com queries, the Google definition link’s contribution is closer to approximately 30% of our overall traffic. We also receive additional traffic from Google, but that’s from organic searches. Our efforts in SEO, or Search Engine Optimization, are designed to help our pages rank highly on the various search engines.

- Answers Corporation 3rd 2005 Conference Call -

Steve told you how we measure monetization by RPMs or average Revenue per Thousand queries. RPMs are simply a measurement of the money we earn from each query. We use revenue-per-thousand rather than per each individual query because that’s industry practice. To date, we’ve been generating revenue largely from performance-based advertising from Google AdSense and Shopping.com. In essence, we earn money whenever someone clicks on an ad. Factors that affect the success of these types of ads range from the relevancy of the ad, to where we place the ad on the page, to the border we put around the ad. We have been working on improving the performance of these ads since their launch in March and much of the improvement in our RPMs during this time has resulted from decisions as simple as placement. We continuously work on optimizing our performance-based ads. That said, we have always viewed our monetization efforts as a multi-staged effort, with performance based advertising as stage one.

Some of you may have noticed this week that we began also testing impression-based ads. We believe that this new advertising source may contribute to the continued improvement of our RPMs. Unlike performance based ads, we earn money every time you see these ads, not when you click on them.

An additional monetization-enhancing opportunity for us should be in category sponsorships. In effect, a prominent company might sponsor an entire category of traffic. Sponsorships such as these often result in improved RPMs. We have various categories of traffic, like health, consumer electronics and finance, which carry significantly higher RPMs than our overall average. We expect major category sponsorships in place by the first quarter of 2006.

- Answers Corporation 3rd 2005 Conference Call -

As we move further out in the future, we will be focusing heavily on growing our content and traffic in these high RPM categories as the Return on Investment on the money we spend is significantly higher. Increased traffic in high RPM categories should contribute to an improvement on overall RPMs.

Now I would like to turn the call over to Bob for some comments on partnerships and the Web site.

Bob Rosenschein:

Thanks, Bruce…..

We continue enhancing the product on multiple fronts. On our Web site, some of you might have noticed a streamlined design on our internal site pages. This quarter, expect to see wider improvements—in both our home page and results pages. There are other product enhancements coming, too, always with an eye towards making Answers.com simpler, faster and smarter. These improvements are expected to boost user satisfaction, traffic, revenue, and the Answers.com brand in general.

A quick note on partnerships. Since March, we announced and implemented Accoona and Opera. Most recently, we announced a partnership with Wikipedia, the user-edited encyclopedia, and one of our favorite content providers. The bottom line is that this top-50 Web site hopefully will direct traffic to a co-branded version of our 1-Click Answers software. Users who install and use 1-Click Answers, Wikipedia Edition will see exactly the same pages you see now, except that any Wikipedia content will be displayed first instead of last. We will be monetizing these pages and sharing revenue with the Wikimedia Foundation. The deal is subject to a trial period, which we expect to start in the next few months.

- Answers Corporation 3rd 2005 Conference Call -

Many of you have asked us about Firefox, the number two browser developer, which just announced its 100 millionth download. There’s nothing formal to announce at this time, but if you do go to www.mozilla.org and download the Release Candidate of their new version 1.5, you might notice that Answers.com is one of the built-in search engines. Version 1.5 is scheduled for release later this year.

We know that many people are disappointed that we have not announced more partnerships. Revenues from partnerships are still a relatively small portion of our overall revenue. We also are frustrated, since outside events sometimes delay the completion of these deals. Rest assured that we are focused on closing them, making them work, and announcing them as soon as we can.

We continue to focus on growing our traffic organically. We are currently marketing heavily in the education space and we still have a long way to go on maximizing our SEO-driven traffic.

Finally, our forward guidance for Q4. We forecast that our revenues will grow from $564,000 to a range between $800,000 and $875,000, or 42%-55% sequential growth. As we expect to increase our operating expenses related to growing our business and internal operations, and the additional employee costs Steve mentioned earlier, we anticipate Q4’s net operating loss to approximate or be moderately higher than the Q3 net operating loss.

- Answers Corporation 3rd 2005 Conference Call -

We are encouraged by our progress this year, and look forward to very significant new traffic, revenue and strategic growth in 2006.

With that, we conclude our prepared remarks and open the floor to your questions. Bruce…

Q&A (moderated by Bruce Smith)

…

Closing the Call (Communiqué Operator)

Thank you, all. This concludes today’s teleconference. Please disconnect your lines at this time, and have a good day.